Filed by Chevron Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a–12
under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation
Commission File No.: 001-08968

Chevron Announces Agreement to
Acquire Anadarko
Edited Transcript
Friday, April 12, 2019

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Chevron Corporation (“Chevron”) and Anadarko Petroleum Corporation (“Anadarko”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated annual operating cost and capital synergies and anticipated free cash flow accretion), the increase of Chevron’s share repurchase annual target, projected financial information, future opportunities, and any other statements regarding Chevron’s and Anadarko’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised” and similar expressions. All such forward-looking statements are based on current expectations of Chevron’s and Anadarko’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Anadarko stockholder approval; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; the effects of disruption to Chevron’s or Anadarko’s respective businesses; the effect of this communication on Chevron’s or Anadarko’s stock prices; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Anadarko’s control; transaction costs; Chevron’s ability to achieve the benefits from the proposed transaction, including the anticipated annual operating cost and capital synergies; Chevron’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements are: changing crude oil and natural gas prices; changing refining, marketing and chemicals margins; Chevron's ability to realize anticipated cost savings and expenditure reductions; actions of competitors or regulators; timing of exploration expenses; timing of crude oil liftings; the competitiveness of alternate-energy sources or product substitutes; technological developments; the results of operations and financial condition of Chevron's suppliers, vendors, partners and equity affiliates, particularly during extended periods of low prices for crude oil and natural gas; the inability or failure of Chevron’s joint-venture partners to fund their share of operations and development activities; the potential failure to achieve expected net production from existing and future crude oil and natural gas development projects; potential delays in the development, construction or start-up of planned projects; the potential disruption or interruption of Chevron’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats and terrorist acts, crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries, or other natural or human causes beyond Chevron’s control; changing economic, regulatory and political environments in the various countries in which Chevron operates; general domestic and international economic and political conditions; the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; significant operational, investment or product changes required by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce greenhouse gas emissions; the potential liability resulting from other pending or future litigation; Chevron’s future acquisition or disposition of assets or shares or the delay or failure of such transactions to close based on required closing conditions; the potential for gains and losses from asset dispositions or impairments; government-mandated sales, divestitures, recapitalizations, industry-specific taxes, tariffs, sanctions, changes in fiscal terms or restrictions on scope of company operations; foreign currency movements compared with the U.S. dollar; material reductions in corporate liquidity and access to debt markets; the effects of changed accounting rules under generally accepted accounting principles promulgated by rule-setting bodies; Chevron's ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and the factors set forth under the heading “Risk Factors” on pages 18 through 21 of Chevron’s 2018 Annual Report on Form 10-K. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Chevron assumes no obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Anadarko. After the registration statement is declared effective Anadarko will mail a definitive proxy statement/prospectus to stockholders of Anadarko. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Anadarko may file with the SEC and send to Anadarko’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND ANADARKO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Anadarko through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors and copies of the documents filed with the SEC by Anadarko will be available free of charge on Anadarko’s website at http://investors.anadarko.com.

Chevron and Anadarko and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 22, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 15, 2019. Information about the directors and executive officers of Anadarko is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 14, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 29, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This transcript has been edited by Chevron Corporation. It is generally consistent with the original conference call transcript. For a replay of the Investor Conference Call, please listen to the webcast presentation posted on chevron.com under the headings “Investors,” “Events & Presentations.”

Transcript

Operator:
Good morning. My name is Michelle, and I will be your conference facilitator today. Welcome to Chevron conference call to discuss its announced acquisition of Anadarko. (Operator Instructions) As a reminder, this conference call is being recorded.

I will now turn the conference call over to the Chairman and Chief Executive Officer of Chevron Corporation, Mr. Mike Wirth. Please go ahead.

Mike Wirth (Chairman and Chief Executive Officer, Chevron Corporation):
Okay. Thanks, Michelle. Welcome and, thanks to everyone on the call for joining us this morning. I'm joined on the call this morning by Al Walker, Chairman and CEO of Anadarko; and also, with us is our new CFO, Pierre Breber; and Wayne Borduin, our General Manager of Investor Relations.

Before we get started, please be reminded that this presentation contains estimates, projections and other forward-looking statements. Please review the cautionary statement and important information for investors and stockholders on Slide 2.

Moving to Slide 3, I'm pleased to announce that Chevron has entered into a merger agreement with Anadarko. This is a compelling transaction that reinforces Chevron's commitment to win in any environment. I'd like to begin with 4 key messages about this deal. First, Anadarko's high-quality assets further strengthen Chevron's advantaged portfolio and are a natural fit. We know how to do Permian, deepwater and LNG. Second, this transaction is aligned with our priorities and reinforces our guidance shared last month. It further strengthens our low-risk, short-cycle capital program, maintains a low cash breakeven and preserves a strong balance sheet. Third, this deal will enable additional portfolio high-grading and cost reductions as we streamline the combined organization. We'll be leaner and more focused, and asset sale proceeds will help reduce debt and return more cash to shareholders. Fourth, and most importantly, this deal adds value to Chevron's shareholders. The expected capital and cost synergies make this deal accretive on all important per-share metrics 1 year after closing.

Moving to the next slide, I'd like to highlight some of the key transaction terms. Anadarko's shareholders will receive approximately 0.39 Chevron shares and $16.25 in cash per share of Anadarko. This is a 75%, 25% equity debt split. Total consideration is $65 per share based on Chevron's closing price yesterday. I believe this is a great deal for shareholders of both companies. Anadarko's shareholders are receiving an attractive premium and will have continued investment in the business through ownership of Chevron's shares. We believe the time is right for this deal, and we'll realize additional value as we deliver cost and capital synergies, accelerate development of Anadarko's great Permian acreage and further streamline our cost structure and high-grade our portfolio.

Turning to Slide 5. The value of the deal is supported by Anadarko's large and attractive resource position and the cost and capital synergies created by this combination. Anadarko has done a great job in high-grading their portfolio to a high-quality resource base with more than 10 billion barrels, in strong positions in unconventional basins, offshore and LNG. And at less than $3 per barrel of resource, the price is attractive. We expect to deliver $1 billion in before tax cost reductions from both deal synergies and additional efficiencies in Chevron. We also expect to reduce capital expenditures by $1 billion per year through eliminating overlap, capturing efficiencies and high-grading the portfolio. And we anticipate achieving the run rate on both capital and cost synergies within a year of closing, which is expected in the second half of this year. Because of our confidence in realizing these benefits, we'll raise our share buyback rate to $5 billion per year upon closing. The result, we expect this deal to be accretive to both earnings and free cash flow on a per share basis 1 year after close at a $60 Brent price. Bottom line. We're committed to delivering value from this deal to all shareholders.

Moving to Slide 6, our cost reductions are coming primarily from deal synergies, redundant activities in corporate functions and business units where operations overlap. In addition, our target includes further efficiencies from Chevron's operations. The combination of asset sales and integration of Anadarko make this the right time to further lean out our organization.

On the capital side, we intend to accelerate activity in Anadarko's Permian acreage. We can fully fund and develop this attractive high-return acreage with our efficient well factory and basis of design, accelerating pad drilling, which Anadarko has just begun. We plan to more than offset the growth in Permian capital by eliminating overlap in corporate capital, rationalizing exploration spend and further high-grading, so that we fund only the very best, most economic projects. The net result is anticipated to be a $1 billion reduction of the combined capital spending of the 2 companies. We expect the combined companies’ production growth rate during the next 5 years to be consistent with our prior guidance, 3% to 4% per year, including reductions from asset sales already out in the public domain.

Turning to Slide 7. We remain committed to high-grading our portfolio. We expect to achieve our current asset sale target by the end of this year, 1 year early. And we're establishing a new target of an additional $15 billion to $20 billion of asset sales between 2020 and 2022. This will further focus our portfolio on the strongest assets. It will enable even more cost and overhead efficiencies, as I already have mentioned, and rebalance the capital structure, reducing debt and increasing cash returns to shareholders. The financial benefit of these asset sales will be further accretive to our per-share performance.

Now turning to Slide 8. The addition of Anadarko's high-quality assets strengthens Chevron's advantaged portfolio. It makes us even better. As you can see from the map, Anadarko's assets are a great strategic fit with Chevron, particularly in the U.S. It's a focused, liquids-weighted portfolio with a capital profile driven by short-cycle spend with low cash breakevens and Anadarko has talented employees who will strengthen our workforce. This portfolio fits our core strengths, in shale and tight, deepwater and LNG. Chevron, through scale, operating know-how and financial strength, will get the most out of Anadarko's world-class assets. We're uniquely positioned to capture more value out of this combination.

On Slide 9, you can clearly see how the addition of Anadarko makes our leading position in the Delaware Basin even stronger. Our combined acreage creates an unmatched position in the core of the core. It results in a 75-mile wide highly contiguous corridor, where we can drill, develop, operate and build infrastructure, all with great efficiency. We plan to accelerate the development of Anadarko's acreage, increasing the number of rigs with pad drilling, long laterals in our latest basis of design. We'll also leverage Chevron's digital tools and suite of technologies to improve recovery, lower cost and increase efficiencies. These are highly attractive investments with strong economics. Great rocks, liquids-weighted and with a lower royalty post-closing, as a result of Chevron's mineral ownership in part of Anadarko's acreage, getting more out of the Permian sooner is an important value driver. If you liked Chevron's Permian position before, you'll like it even more now.

Moving to Slide 10. Another attractive position in Anadarko's portfolio are the shale and tight assets in the DJ Basin. This advantaged acreage is low royalty, extensively cored up and liquids-rich. The returns in Anadarko's DJ Basin operations have increased with lower costs, increased lateral lengths and higher EURs. We really like what they've done here and believe we can leverage our factory model and proprietary technologies to maintain and perhaps, improve performance.

Another area of alignment is the Gulf of Mexico, where our positions are highly complementary. Both companies have been leaders in the deepwater Gulf of Mexico for years and this acquisition increases our operated platform count nearly threefold from 6 to 16. This deal brings together the third and fourth largest producers in the Gulf. This extensive infrastructure, combined with advances in subsea technology, is expected to further enable even more capital-efficient tie-back opportunities, driving strong cash margins and higher project returns. With greater scale and improving technology, we believe we can get more out of the combined assets in the Gulf of Mexico.

Moving to Slide 12, Anadarko has a number of other great assets. The Area 1 opportunity in Mozambique is particularly exciting, with one of the largest discovered gas resources in the world. We believe the project team and plan of development are well positioned for success. With 9.5 million tons per year of contracted LNG, this project is fast approaching FID, a time line we fully support. Mozambique LNG is expected to lead to stable and long-life cash flows and the timing of its first production fits nicely in Chevron's production outlook. We look forward to working with the host government, community and commercial partners as the project advances.

Western Midstream is a successful midstream company and strong pipeline operator, whose assets are well aligned with our upstream positions and are a key enabler as we further accelerate development in the Permian. Producing assets in Algeria and Ghana generates strong cash flow and provide a quality addition to our base business. We look forward to building strong relationships with both partners and governments in each of those areas.

Moving to the final slide, I want to return to the messages from our Investor Day a few weeks ago. Our story remains unchanged. We have an advantaged portfolio with strong cash flow, a strong balance sheet, low breakevens and a disciplined capital allocation strategy to deliver superior cash returns to shareholders.

The guidance provided today, $1 billion in annual cost savings, $1 billion in annual capital reductions, $15 billion to $20 billion in asset sales over 3 years, an additional $1 billion targeted in annual share buybacks, demonstrates our commitment to add value from this deal and enhance Chevron's value proposition to shareholders. I'm confident in our ability to execute this deal with excellence and quickly integrate Anadarko's operations in order to capture synergies and additional upside. Our company has done this in the past and we'll do it again.

Before I move to questions, I'd like to hand the call to Al Walker to make a few comments. Al?

Al Walker (Chairman and Chief Executive Officer, Anadarko Petroleum Corporation):
Thanks, Mike. First and foremost, we believe this is a compelling transaction for our investors. Chevron, already a great company and Anadarko with its people and world-class assets will form a powerful combination. Chevron's culture and capabilities are exceptional. I greatly respect Mike, and I'm committed to working with him to ensure a smooth and seamless transition for our people, our operations and our investors. I believe this will be a very powerful combination for many years to come. Back to you Mike.

Mike Wirth:
Thanks, Al. I want to thank everyone on the call for your interest in Chevron, and welcome your questions. Michelle, please open the line for questions.

Operator:
Our first question comes from the line of Jason Gammel of Jefferies.

Jason Gammel (Jefferies):
Congratulations on the transaction.

Mike Wirth:
Thank you.

Jason Gammel:
Let me point straight to the Permian Basin. Clearly, probably, the biggest driver on the transaction. You’ve probably got a pretty long drilling inventory and with the low and no royalty position that you have, can you talk about how this is value-accretive from an NAV standpoint? Are there some synergies that can be achieved just in terms of how you develop the acreage? Is it more about ramping up the pace of drilling? Anything else you could add there? And then I'll ask the follow up right away. I've asked you this before. How big are you comfortable with the Permian becoming as a percentage of your overall portfolio?

Mike Wirth:
Yes, Jason, Anadarko's acreage and ours abut [one another] in the Delaware Basin and in particular is blocked up and really well set for large-scale pad development. We've seen continued improvement in pad scale development, and improved performance from all development attributes,  drilling, completions, recoveries and the efficiency of our infrastructure build out. And so this transaction offers us  the ability to do that in the core of the core. I’ve got to tell you, this combined acreage is really in the sweet spot for a very large and even more contiguous area for development. This [development] will accelerate production, it'll accelerate royalty benefits and we think that the combination of the land position, the continued strong royalty position and strong performance will further deliver value in this high-return, short-cycle asset class. It's not about getting bigger in the Permian, it's about getting better in the Permian.  And we think this [transaction] makes us even better in the Permian. Your second question is one that I think we'll be talking about over time. We've laid out our view on the Chevron portfolio alone of being at 900,000 barrels [a day] in 2023.

And obviously, this [transaction] will take that number up. And I’ll remind you, this is short-cycle spend. We're going to be cash flow positive next year. We're not changing that guidance. And it's the highest return investment dollar that we can spend.  Technology and performance improvement unlocks more and more recovery in this asset class over time. It's low-risk below ground, it's lower risk above ground than about anywhere else in the world and it's high return. And so having a great position in a low-risk, high-return basin that is short-cycle is a really attractive thing.

Jason Gammel:
Understood, and good to hear you'll still be free cash flow positive next year.

Operator:
Your next questions come from the line of Alastair Syme from Citi.

Alastair Syme (Citi):
Mike, so as you look forward to the disposal program, can you talk around, I guess, the future shape of the business? Are you focusing on the tail of the assets, and what are you thinking about that short-, long-cycle mix? How do the disposals fit?

Mike Wirth:
I don't want to get too specific on that because we don't want to talk about [asset sales] until we actually have specific transactions to discuss. But this [transaction] gives us strength on strength. And in our business, scale matters, low cost matters and these assets give us positions with scale in unconventionals, andfurther scale in the deepwater Gulf of Mexico. I talked about Mozambique, which is going to be a world-class LNG resource. And so these are positions that will have long lives, high-cash generation and deliver strong returns at scale and they'll be lower on the cost curve than the more marginal projects and marginal fields in the world. So [this transaction] really builds even greater strength into our portfolio.  There's always a tail, even in a strong portfolio, some assets are stronger than others and it doesn't mean they're bad assets. But as we stay disciplined in capital spending, there will be assets [in our portfolio] that others will value and would be prepared to invest in,  that might be lower in our investment queue. Those are the kinds of things that we'll look  at [to divest]. And over time, we'll update you as we have specific transactions to discuss.

Alastair Syme:
As a follow-up, can I ask a little bit about you're thought process in the timing of this deal?  You've been on the job about a year. Is it just that you're looking at the relative equity performance between yourselves and all these U.S. E&Ps and saying, "Look, I think there an opportunity to high-grade and scale." Is that the thinking?

Mike Wirth:
Well, it's a resource acquisition business. And every year, we produce about 1 billion barrels of oil equivalent.  So you are constantly adding resource through exploration, through technology and through transactions. We think the quality of these assets and the quality of the people and the opportunity set that Anadarko has assembled is exceptional. We think it's highly complementary with our capabilities and our existing operating theaters, where we have strong, proven experience and track record. We have good supply chains for materials and services, always driving to be more efficient. And we think that when you're in a strong position, you're always looking to get stronger.  This is a chance to move from strength to strength and really do things better together than both companies were doing on their own.

Operator:
Your next question comes from the line of Sam Margolin from Wolfe Research.

Sam Margolin (Wolfe Research):
My first question is about Mozambique. You pointed out in the prepared remarks that the project has advanced quite a bit commercially, and so you feel good enough about those terms to take it in today. But with Chevron there now, your portfolio is structured differently, perhaps those terms might have been different if you were executing on that component the whole time. Do you have any inclination to come in and try to execute some kind of change to those terms? Are you happy with the way Mozambique is structured commercially today?

Mike Wirth:
We're happy with the way it's structured commercially today, Sam. Anadarko has done a really nice job with this. Al and his team are truly a world-class team. We know some of their people and have known them for a long time. They've done a terrific job in bringing this project along and are making great progress.  They've got 9.5 million tons of SPAs in place and {the project] is moving steadily towards FID, which we support. So no, I'm not going to go back and try to revise history. This is a great project that is moving towards execution and we're strongly supportive of it.

Sam Margolin:
Okay. And then just on broader capital allocation, we have the buyback upsizing here. Conceptually, am I on the right track if I think of this as… pre this merger, your buyback was created under the framework that you wanted to preserve some capital for resource acquisition as you point out. Now, even if the broader direction of free cash flow generation is not quite up into the right the way it is, although this -- look, this deal looks accretive, I'm not saying that it's not. But my point is that you can actually deploy more surplus capital sort of as a percentage of that surplus towards capital allocation because you've satisfied your resource acquisition needs for the near term. Am I thinking about that correctly?

Mike Wirth:
Yes, let me try to respond, and if I'm not hitting what you're asking, Sam, let me know. Our financial priorities haven't changed. The dividend is priority one and sustaining and growing that dividend is job one. The second is to reinvest in the business and that can be organic or inorganic reinvestment to ensure we've got good strong cash flow generation capabilities well into the future. The third is to maintain a strong balance sheet. And then the fourth is to return cash to shareholders through share repurchases. Prior to this announcement, we were doing all 4 of those. Following the close of this transaction, we will continue to be able to address all 4 of those priorities and in a strong enough position that we're upping the share buyback because the cash flow accretion on this is good. And that cash flow accretion is pre-asset sales. As you look at the asset sale contributions, those make the free cash flow accretion even stronger. We'll be able to satisfy our 4 priorities, but they are unchanged.

Pierre Breber (Chief Financial Officer, Chevron Corporation):
Yes, the only thing I'll add to Mike is, he emphasized it's free cash flow accretive, strongly so without asset sales, even more so with asset sales. We are issuing some shares. We wanted to keep the cash yield to shareholders at least as good or better. So we're upping the share buyback post-closing by 25% to reflect our confidence in the ability to achieve the synergies, achieve the accretion and reward our shareholders.

Operator:
Your next question comes from the line of Biraj Borkhataria from RBC Capital Markets.

Biraj Borkhataria (RBC Capital Markets):
Congrats on the deal. I've 2 questions please. The first one was on  your general thoughts on entering Mozambique, Mike. Given some of the execution issues in Australian LNG on the greenfield projects, how do you think the company is positioned to execute on a fairly large-scale, complex project such as Mozambique LNG? That would be the first question. And then secondly, in the Permian, I believe Anadarko has a decent stake in a midstream business, could you just talk about what the attractions of increased scale in the midstream are for your Permian position going forward?

Mike Wirth:
Yes. So I'll start with Mozambique. You're right, our Australian LNG projects are ones that are now producing and producing well. The execution was something that we could have done better, and we've learned a lot of lessons from that. Through the diligence process, we had a chance to look pretty closely at the plan of development [for Mozambique], the contracting and execution planning that Al and his team have done and we are very impressed with it. In fact, our intent is to be sure that we preserve what we think is a strong team, a strong approach and [ensure we] follow through on what they've laid out.  The intent is not to come in here and make a lot of changes. We do have lessons that we learned in building these kinds of plants that we'll want to be sure that we share, when we reach a point where that is appropriate. But this is set up to be delivered at a very competitive cost and we like what we've seen on all the engineering and development and execution planning.  We intend to see it through on the path that it's on.  We’d only [incrementally help] where we could add people with experience and perspective or capture advantaged costs on certain goods that we might have master contracts for, so that we could help the project be even stronger. But we think that it's well positioned for execution.  And what we've learned is both a little humbling and also valuable as we're involved in another [LNG] project. The question on the Permian had to do with the midstream.  And for those that have followed us for a while, we've not established an MLP. We really didn't have the asset position to do so and what we've done is sold off, what I would describe as our merchant midstream assets into a pretty strong MLP market, helping others grow their midstream MLPs, while realizing good value for the assets we've sold.  We didn't have the footprint or really the strategic imperative to [form an MLP] That said, Western is a good midstream company and it's vital to both the Permian Basin and the DJ Basin. And as we've seen, whether you're talking about [Permian] oil last year or [Permian] gas right now, access to high-quality offtake in midstream infrastructure is very important to realizing value out of these unconventional basins. So we like the midstream position and we think it's very strategic relative to a stronger Permian and then a new position in the DJ, and we're looking forward to learning more about that businesses.

Operator:
Your next question comes from the line of Doug Leggate from Bank of America Merrill Lynch.

Doug Leggate (Bank of America Merrill Lynch):
Congratulations guys. For older guys like me, I guess, I would say, what took you so long, but congratulations. Couple of quick questions, if I may. Mike, the follow-up, I guess, to the last question was Anadarko's interest in WES. Is it  core or noncore in the new combined business?

Mike Wirth:
Well, I just tried to answer it. We see those as strategic and important for the ongoing development of both of those [unconventional] positions. And so, yes, we like WES.  We’re trying to create access to markets and it's a little bit of a different strategy than we had been pursuing because Anadarko had a different asset position.  They’ve done a nice job in building WES and it's strategic.

Doug Leggate:
I guess, I don't want to take this -- or this is like a part B for that question, but our expectation was -- and I don't know if I want to paint on this, is that the market had failed for many, many years to recognize the ownership of the public equity value in WES, and I think had been a source of frustration for both investors and perhaps for management to the point where we thought it was going to maybe be sold down a little bit to help with the Mozambique funding. So should we now consider that any monetization of WES is off the table?

Mike Wirth:
I'm not going to speculate on that at this point in time, Doug. And I'll let Al comment maybe on the historical context that you're referring to.

Al Walker:
Thanks, Mike. Doug, I understand the question. I think from our perspective, we were never committed to selling down, we were never committed to not selling down. I think we always viewed it as an extremely good holding, you and I have talked about that quite a bit. I think in the context of how Mike's looking at it, given that the company combined is so much bigger than Anadarko stand-alone, how Mike thinks about wanting to do this in the future is likely very different than what you would have historically believed Anadarko might or might not do.

Doug Leggate:
My follow-up is just a quick one. But Mike, I think, you had mentioned on TV this morning about a breakup fee. So can you offer any kind of color or context because, obviously, your overlap is compelling, but we just want to make sure that we can take this one to the bank?

Mike Wirth:
Yes, there's a break up fee – that’s a standard element of a merger agreement. I think when the agreement is filed and published, you'll see the details on that, Doug.

Doug Leggate:
Okay. But I think you described it as material, is that still a fair way to think about it?

Mike Wirth:
I don't know. It's a standard. It's in the range of what you would expect to normally see in a deal like this.

Operator:
Your next question comes from the line of Jason Gabelman from Cowen.

Jason Gabelman (Cowen):
Guys, congrats on the deal. I'd like to firstly ask a question about the DJ Basin. I believe it's Anadarko's largest producing asset and there's obviously some regulatory headwinds there. Unclear what the permit outlook is for Anadarko's drilling positions post this year. So just wondering, Mike, how you view that asset and that asset's growth and potential concerns around that asset within the wider portfolio?

Mike Wirth:
We think it's a very good asset. As I mentioned, it's highly contiguous. Al and his team have been very efficient in developing it and we look forward to partnering with government officials and communities in Colorado to continue responsible, efficient and safe development of that. I recognize the kind of political and regulatory dynamic that has been underway there and we would engage at an appropriate time with all the appropriate parties to be sure that we understand their expectations and that we operate responsibly, which is what Anadarko has done and we plan to continue to do.  We like the asset.

Jason Gabelman:
And then -- can you just go into a bit more detail about the potential tie-back opportunities in the Gulf of Mexico? It looks like on that map, there's quite a bit of potential. Are there -- is there anything specific that you could call out in the near term that you think will be immediately competitive with kind of the other assets that you're spending money on right now? And what does that do in terms of phasing for the longer-cycle projects that you had previously called out like Anchor and Whale?

Mike Wirth:
The deepwater asset class and specifically, the Gulf of Mexico is very important to Chevron. We've got great positions as you put these [two portfolios] together in Green Canyon. When you combine two large producers and the extensive infrastructure that we see there, it creates terrific opportunities. The Gulf of Mexico delivers strong cash margins. Advances in subsea technology that will enable longer tiebacks, can creates more reach for us and more scale to get more out of these assets. We'll update you in time with more specifics around tie-back plans. We have some very nice discoveries out there. You mentioned Anchor, Whale, we've also got Ballymore, that all are very attractive and are being advanced right now through the development process. So we'll see, I think, very, very efficient and high-return tiebacks. And also, likely, some ratable greenfield developments where they're justifiable and we can get the costs and the economic equation right.

Operator:
Your next question comes from the line of Harry Mateer from Barclays.

Harry Mateer (Barclays):
I think, my first question maybe I'll just flip to the Western Midstream questions around that you got earlier. But historically, there were a number of benefits to having an embedded midstream company, some were operational, which I think you spoke to in terms of how strategic it is to the Permian and the DJ, but some were also financial. And the financial benefits in recent years have been more limited for a public-listed company just given the higher cost of capital. So my question is how do you think about the value of pursuing midstream development through the WES balance sheet as opposed to just doing it at, obviously, a much lower cost of capital entity like Chevron?

Mike Wirth:
Yes, I'll let Pierre speak to that.

Pierre Breber:
Mike addressed that [the midstream] fits well with the upstream positions. You're absolutely right, we're different credits.  We’re committed to having a strong balance sheet, we're AA credit. That changes how you look at financing through the MLP and the midstream company. But [the midstream business] comes with a lot of capability, it comes with a lot of connections to our [upstream] business. As Mike said, it's a business that we did not pursue and we didn't have the assets to pursue. Anadarko has done a nice job to build up that business and have an attractive value proposition. We intend to work with it and manage it going forward for the benefit of their shareholders and ours.

Harry Mateer:
And then next question, just can you talk a little bit about how you expect to treat the debt of Anadarko post-closing? I believe that Chevron, going well back, eventually guarantee the debt of Unocal. So I'm just wondering whether you plan to formally guarantee it? Or any color you could provide there would be helpful.

Pierre Breber:
Well, we're going to assume the debt. And so the debt will come with the transaction and that's why the enterprise value is what you saw on the press release. We're committed to maintaining a strong balance sheet. We don't have a hard target on the debt ratio, it's an outcome of a number of factors. But again, a range of 20% to 25% for Chevron post-transaction, which will include the assumed debt, is a good range. We'll start a little bit outside of the range, but with the free cash flow accretion without asset sales, when you add on the asset sales, we'll be generating excess cash which will allow us to get back into that range and increase our buybacks, as we've said.

Operator:
Your last questions comes from the line of David Heikkinen from Heikkinen Energy.

David Heikkinen (Heikkinen Energy):
Look forward to getting to know Chevron better. As I was thinking about the overlapping assets and in Mozambique, how do you think about the capitalization of G&A savings and just a lower cost of capital for these major projects versus what Anadarko's access to capital was in project financing?

Pierre Breber:
That's part of the rationale of the transaction. Al said it also, we're a natural owner for these assets, in particular, long-dated assets which tend to go to a stronger credits like we are. But really, our portfolio is a lower-risk portfolio overall, the majority of the capital, as Mike has said, is in more flexible, more ratable asset classes. So this is a big scale position as we've talked about the Permian, as Mike said, the shale game is a scale game, so our capital is a strength, I think, across all asset classes and enables us to do some things together that we can't do individually.

Mike Wirth:
Okay. Thanks very much. And I am told that is the last question that is in the queue. So we wind up a little earlier than we thought. I thank everybody for dialing in, and appreciate your interest in both of our companies. And Al and I are committed to a smooth integration and continued value creation for all shareholders. So have a good weekend, and we'll talk to you all soon.

Operator:
Ladies and gentlemen, this concludes today's conference call. You may now disconnect.